Exhibit 11.1

Consent of Independent Accountants

The Board of Directors

Medalist Diversified REIT, Inc.

Richmond, Virginia

We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our independent accountant’s report dated March 25, 2016 relating to the consolidated balance sheet of Medalist Diversified REIT, Inc. as of December 31, 2015 and of the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the period from inception (September 28, 2015) through December 31, 2015.

We also consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our independent accountant’s report dated March 25, 2016 relating to the statements of revenues and certain expenses of Medalist Fund 1-A, LLC for the years ended December 31, 2015 and December 31, 2014.

/s/ Keiter

Glen Allen, Virginia

April 14, 2016